[Translation]


                                                               December 24, 2008

To Whom It May Concern:
                                     Company Name:  Hino Motors, Ltd.
                                     Name and Title of Representative:
                                       Yoshio Shirai, President
                                     (Code Number: 7205 The first sections of
                                        the Tokyo Stock Exchange and the
                                        Nagoya Stock Exchange)
                                     Name and Title of Contact Person:
                                       Toshihisa Sakaki, General Manager,
                                        Corporate Communications Dept.,
                                        Corporate Planning Division
                                     Telephone Number: 03-5419-9320

                                     (The Parent Company of Hino Motors, Ltd.)
                                     Company Name:  Toyota Motor Corporation
                                     Name and Title of Representative:
                                       Katsuaki Watanabe, President
                                     (Code Number: 7203 Securities exchanges
                                        throughout Japan)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------

Based on our recent business results, we, Hino Motors, Ltd. ("Hino"), hereby announce the following amendments to the forecasts of consolidated and unconsolidated financial results for FY2009 (April 1, 2008 through March 31,
2009), previously announced on October 29, 2008 together with the earnings announcement for the second quarter of FY2009, as follows:

1. Amendments to the forecasts of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009).

                                                                                          (Amount: million yen)
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
                                       Net           Operating        Ordinary           Net         Net income
                                     revenues         income           income           income       per share
                                                                                                        (yen)
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
Previous forecasts (A)                 1,250,000         15,000            10,000           2,000            3.49
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
New forecasts (B)                      1,100,000        -13,000           -23,000         -20,000          -34.86
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
Amount changed                          -150,000        -28,000           -33,000         -22,000               -
(B - A)
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
% of change                               -12.0%              -                 -               -               -
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
(Reference)
Actual results for FY2008              1,368,633         45,889            41,035          22,178           38.65
--------------------------------- --------------- -------------- ----------------- --------------- ---------------

2. Amendments to the forecasts of unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009).



                                                                                          (Amount: million yen)
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
                                       Net          Operating        Ordinary           Net          Net income
                                     revenues        income           income           income        per share
                                                                                                       (yen)
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
Previous forecasts (A)                   927,000          1,000             4,500           3,000            5.23
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
New forecasts (B)                        800,000        -21,000           -22,000         -16,000          -27.88
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
Amount changed                          -127,000        -22,000           -26,500         -19,000               -
(B - A)
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
% of change                               -13.7%              -                 -               -               -
--------------------------------- --------------- -------------- ----------------- --------------- ---------------
(Reference)
Actual results for FY2008              1,034,155         29,267            28,759           4,467            7.78
--------------------------------- --------------- -------------- ----------------- --------------- ---------------

3. Reasons for the Amendments

The forecasts of consolidated and unconsolidated net revenues and income for FY2009 decreased from the previously announced forecasts, due to factors such as the decrease in sales of trucks and buses in response to the drastic slowdown of the global automotive market and the further appreciation of the yen compared to our previously assumed exchange rates.

     (Note) The prospective figures for the financial results stated above are based upon information that is currently in Hino's possession and upon certain premises that Hino deems reasonable. Hino's actual future performance or other similar results could differ materially from those discussed above, due to various factors.